

Tyler Pinckard · 2nd

MSE, CISSP - DevSecOps @bill.com

San Francisco Bay Area · 500+ connections · **Contact info**

 **Bill.com**

 **University of California, Lo Angeles**

Experience

 **Bill.com**
2 yrs


Senior Engineer
Full-time

Jan 2021 – Present · 2 mos

San Jose, California, United States

People call me "Cloud Whisperer"


DevSecOps
Mar 2019 – Jan 2021 · 1 yr 11 mos

Palo Alto, CA

Responsibilities include systems automation and security operations encompassing application, network, and "the cloud".

• Cloud Native Security Automation -> security built into SDLC through CI/CD ...see more

 **Small-Business Payments Provider...**

 **Bill.com Expands International Payment...**

Public Speaking

Speaking Engagements

2018 – Present · 3 yrs

San Francisco Bay Area

Speeches / talks onstage and in public forums:

10/24/18 - COL 4.0 - Bogota, Colombia

Bitcoin, Blockchain, and Beyond. Onstage demonstration of ERC20 smart contract ...see more

 **Colombia 4.0 on Twitter**   **+1**

Founder



CoffeeShift

2018 – Present · 3 yrs

Boulder Creek, CA

Working with growers in Colombia to bypass middlemen and bring coffee direct to US consumers. Coffee Shift, from farm to cup. Work encompasses International logistics, customs compliance, e-commerce, international payments, and consumer marketing.

 **Now accepting Bitcoin, Ethereum, and other...**

Systems Engineer / Architect



Manifold Technology

Jun 2015 – Feb 2019 · 3 yrs 9 mos

San Francisco Bay Area

Manifold was a distributed systems company focused on the extremes of scalability in both the blockchain and serverless spaces. I was employee #4.

My responsibilities included: ...see more

  

Senior Sales Engineer



Zetta.net Enterprise-grade Backup and Recovery

Sep 2013 – Jun 2015 · 1 yr 10 mos

Sunnyvale, CA

• Responsible for all technical aspects of Zetta.net sales process, ranging from product demonstrations, qualification, customer solution integration, fielding technical questions, and managing the trial process.

see more

Worked directly with product and development teams to drive new features to m...

Show 5 more experiences ⌄

Education



University of California, Los Angeles
MSE, Systems Engineering
2010 – 2013



Embry-Riddle Aeronautical University
BS, Computer Engineering
2003 – 2007
Activities and Societies: – Army ROTC - Eta Kappa Nu - ERAU NASA Lab - ERAU Computer Vision Lab

Licenses & certifications



Amazon Web Services Solutions Architect Associate
Amazon Web Services (AWS)
Issued Dec 2019 · Expires Dec 2022
Credential ID GXSEGRC2PBVE1RGP



Amazon Web Services Cloud Practitioner
Amazon Web Services (AWS)
Issued Nov 2019 · Expires Nov 2022
Credential ID 1GST86T2M24E1QWK

Certified Information Systems Security Professional (CISSP)
(ISC)²

Credential ID 748488

Volunteer experience

Charity Gala Organizer // Event Entertainment and Recruitment
Children's Miracle Network Hospitals
Jan 2015 – Oct 2015 • 10 mos
Children

Event Coordination and Recruitment
https://www.facebook.com/bayareadm/



